

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2013

Via E-mail
Joseph R. Ianniello
President and Treasurer
CBS Outdoor Americas Inc.
405 Lexington Avenue, 17th Floor
New York, NY 10174

> **Re:** **CBS Outdoor Americas Inc.**
> **Registration Statement on Form S-11**
> **Filed June 27, 2013**
> **File No. 333-189643**

Dear Mr. Ianniello:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In your next amended filing, please identify the lead underwriter or provide us with a full explanation of why the information cannot be included. Please note that, based upon the facts of your response, we may defer further review of the filing. To the extent applicable, also revise your disclosure on page 139 under "relationships with underwriters" to identify each underwriter which has a material relationship with you and state the nature of the relationship.

Market and Industry Data, page ii

2. Please provide us with support for those quantitative and qualitative business and industry data used throughout the prospectus. Clearly mark the specific language in the supporting materials. Please note that the material is being provided pursuant to Rule 418

of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Overview, page 1

3.   We note your disclosure on page 2 that a significant number of your billboards are "legal nonconforming" billboards. Please revise to quantify the number or percentage. In addition, if these billboards are concentrated geographically, please revise to disclose.

Business Strengths, page 3

4.   Please tell us what the "average cost per thousand impressions" means and clarify what it measures.

5.   Please expand, where applicable, your discussion on how you intend to get cost efficiencies through "restructured land leases."

Use of Proceeds, page 38

6.   Please revise to provide the interest rate of the CBS Note or advise. Refer to Instruction 4 of Regulation S-K.

Distribution Policy, page 39

7.   Please tell us whether you believe that your historical combined consolidated statements of operations and cash flow data and your unaudited pro forma condensed combined consolidated statements of operations provide investors a reasonable basis to evaluate your ability to cover the estimated dividend. We note, for example, the disclosure in the risk factors section cautioning investors that such financial information may not be indicative of stand-alone or future results. We may have further comments.

Dilution, page 42

8.   Please revise your filing to present an additional line item for your net tangible book value per share prior to the formation transactions.

Selected Combined Consolidated Financial Data, page 44

9.   The disclosure suggests that you predominantly view FFO and Adjusted FFO as liquidity measures. If so, please revise to reconcile each to net cash flow provided by operating activities in accordance with Item 10(e) of Regulation S-K. To the extent you believe the measures are predominantly performance measures, please revise the disclosure regarding the usefulness of the measures to reflect this view.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 47

10.   Please revise your filing to present the pro forma statements of operations as if the offering and related events had occurred at the beginning of the fiscal year presented and carried forward through the interim period presented.

Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 51

3) Interest Expense, page 51

11.   We note you intend to provide sensitivity information regarding a 1% increase in the interest rate on your Formation Borrowing. Please revise to provide a 1/8% variance instead.

4) Provision for Income Tax, page 52

12.   Please disclose how management calculated the blended statutory tax rates.

5) Other, page 52

13.   On page 77, you disclose that, prior to the completion of this offering, you will enter into various agreements to govern your relationship with CBS. Please tell us if these various agreements are the transition services agreements you are referring to in note 5. To the extent that these are the same agreements, please tell us how you determined it was not necessary to include a pro forma adjustment for these agreements. Please refer to Article 11 of Regulation S-X.

Analysis of Interim Results of Operations, page 58

14.   We note your disclosure that "comparable revenues is adjusted to exclude revenues attributable to any billboards or transit agreements which were not in place for both periods in their entirety, as a result of acquisitions, new agreements, divestitures, and nonrenewals." Please tell us how you have accounted for the conversion of traditional billboards to digital billboards in your same store analysis.

Three Months Ended March 31, 2013…, page 71

15.   Please provide more detailed disclosure on the drivers of the period over period decline in cash provided by operating activities.

Investing Activities, page 71

16.   Please tell us if you capitalized personnel costs to your property and equipment or to direct lease acquisition costs. To the extent material, please separately quantify and disclose personnel costs capitalized to property and equipment or direct lease acquisition costs for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Business and Properties, page 82

17.   Please tell us what consideration you gave to providing more detail regarding your municipal contracts, including revenues derived from significant contracts and significant contract expiration dates.

Renovation, Improvement and Development, page 87

18.   Please revise your disclosure to discuss the costs of converting traditional billboards to digital billboards and the increased expenses, if any, of operating and maintaining the digital billboards.

Agreements Between CBS and Us…, page 93

19.   Please revise to provide a brief summary of the term of each separation-related agreement.

Formation Transactions, page 95

20.   To the extent that any relevant terms of the Formation Borrowing or the Revolving Credit Facility are known although not finalized, please provide such material terms including related interest rates, maturity dates, collateral requirements (if any), and any other material terms.

The Separation, page 96

21.   Please tell us the status of the three IRS private letter requests or advise.

22.   We note your disclosure that it is not currently certain how CBS will dispose of all the shares of your common stock that it will indirectly own upon the completion of the offering. To the extent you believe that CBS will undertake a distribution of the shares, including through open-market sales, pursuant to an exemption to the registration requirements of the Securities Act, please provide us an analysis demonstrating the basis for such exemption.

Financial Statements

Interim Combined Consolidated Statements of Operations, page F-5

23.   Please tell us how management determined that Net (gain) loss on dispositions and any related revenue and expenses from the billboards that were sold is related to continuing operations. Please refer to ASC 205-20.

Notes to Interim Combined Consolidated Financial Statements, page F-9

1) Description of Business and Basis of Presentation, page F-9

24.   Please revise your financial statement footnotes to disclose that you have "been advised by the IRS that the IRS has decided to study the current legal standards it uses to define "real estate" for purposes of the REIT provisions of the Code" as you have disclosed in your risk factor on page 27.

CBS Outdoor Americas Audited Combined Consolidated Financial Statements, page F-17

Basis of Presentation, page F-23

25.   Please disclose how management determines and/or calculated "relative benefit" in determining the allocation of centralized corporate expenses.

Property and Equipment, page F-24

26.   You disclose that you expense maintenance costs. However, throughout your filing you identify certain capital expenditures as maintenance. Please tell us the nature of these capital expenditures and tell us how you determined it was appropriate to capitalize these expenditures.

Purchase Accounting, page F-24

27.   Please revise your policy note to separately present your policy for business combinations and your policy for asset acquisitions.

Schedule III, page F-44

28.   We understand it is impracticable to compile initial cost and cost capitalized subsequent to acquisition on a historical basis. Please confirm that you will provide this disclosure for each year subsequent to the formation transactions. This disclosure should provide capitalized costs disaggregated by initial cost for land, initial cost for building/structures, and cost capitalized subsequent to acquisition. Please refer to Rule 12-28 of Regulation S-X.

Exhibit Index

29.   Please tell us why you have not listed the CBS Note as an exhibit to the registration statement.

30.   We note that you will be filing certain exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

31.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed form as exhibits, they may not be subsequently incorporated by reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: David E. Shapiro
        Wachtell, Lipton, Rosen & Katz